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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2005

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Contact:

Avigdor Luttinger

Marsha Bourjolly, Marketing

VP Marketing and Corporate Strategy

AAOD, Inc.

Magic Software Enterprises

(954) 724 9809

(949) 250-1718 X299

pressrelations@magicsoftware.com

Info@GetAOD.com

Magic Software and AAOD Announce Appointment Of

Aric Agmon As AAOD’s President

Or Yehuda, Israel (July 26, 2005) - Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art business integration and application development technology, and its subsidiary Advanced Answers On Demand (AAOD) Inc. of Fort Lauderdale, Florida, a leading developer of IT solutions to the Long Term Care industry, announced today the appointment of Aric Agmon as AAOD’s President, effective immediately.

Aric Agmon previously served in AAOD as VP Business Development. He also served as AAOD’s VP Sales & Marketing and more recently as VP Operations. Aric joined Magic’s HQ in Israel in 1999 and moved to AAOD in Florida in 2001.

Aric brings with him twenty years of international experience in the high tech industry. Prior to Magic, Aric held senior international management positions with Hitachi Data Systems Europe and IBM Europe and has been involved in acquisitions of close to twenty companies in Europe, Asia and North America. Aric has a B.A. in Economics from the Hebrew University of Jerusalem and an MBA with a major in Marketing and Management Information Systems.

“Aric’s long and successful experience in managing IT operations and his business development abilities convinced us that he is the right person to lead AAOD into its next phase of growth” said Menachem Hasfari, CEO of Magic Software. “AAOD has increased its sales four fold since its acquisition by Magic in 2000, making it a major player in the Long Term Care (LTC) industry in the U.S. I’m sure Aric will contribute to AAOD’s continued success”

About Magic Software Enterprises
Magic Software Enterprises, Ltd. (http://www.magicsoftware.com/), a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries. The Company's WW HQ is located in Or Yehuda, Israel, its EMEA HQ offices are located in Houten, the Netherlands, and its North American HQ is located in Laguna Hills, California.

About Advanced Answers On Demand (AAOD )

AAOD, Inc. (www.GetAOD.com) develops, markets and supports IT solutions for the Long Term Care industry.  The company now serves over 650 sites across the U.S with Elite, its 44 module integrated suite.  Elite consists of all financial, clinical and operational solutions to meet the information management needs of Continued Care Retirement Communities (CCRC), Assisted Living facilities, Nursing Homes, Home Health agencies, Retirement homes and Independent Living facilities. Magic acquired AAOD in 2000 and it now owns 84% of AAOD’s outstanding equity. AAOD’s corporate HQ is located in Fort Lauderdale, Florida with regional offices in Appleton, Wisconsin.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: July 26th, 2005